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Exhibit

Exhibit Description

99.1 Announcement on 2025/07/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation

For the month of June, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of May 31, 2025	Number of shares as of June 30, 2025	Changes
Executive Vice President Senior Vice President Senior Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Ming Hsu Oliver Chang Chitung Liu TS Wu G C Hung C C Hsu S F Tzou Osbert Cheng Jerry CJ Hu Steven S Liu Francia Hsu Mindy Lin Eric Chen	7,195,400 4,435,889 4,769,517 2,598,784 3,152,766 5,204,043 925,308 2,101,200 2,479,200 1,546,200 868,200 2,769,125 976,200	6,725,400 3,465,889 4,569,517 2,488,784 2,682,766 4,404,043 795,308 2,031,200 2,397,200 1,296,200 778,200 2,733,125 876,200	(470,000) (970,000) (200,000) (110,000) (470,000) (800,000) (130,000) (70,000) (82,000) (250,000) (90,000) (36,000) (100,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of May 31, 2025	Number of shares as of June 30, 2025	Changes
Vice President	Steven S Liu	1,380,000	1,296,000	(84,000)